Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

March 8, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:                             Omthera Pharmaceuticals, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted January 25, 2013
CIK No. 0001477598

Dear Mr. Riedler:

This letters is submitted on behalf of Omthera Pharmaceuticals, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporate Financing (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on January 25, 2013 (the “Draft Registration Statement”), as set forth in your letter dated February 21, 2013 addressed to Gerald L. Wisler, President and Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with response below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

General

1.                                      We note that you registration statement is currently incomplete, as certain material disclosure has been omitted and each of your exhibits is to be filed by amendment.  In order to expedite our review of your filing, please include this information as soon as possible.  We may have additional comments.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the remaining exhibits will be filed pursuant to subsequent amendments to the Registration Statement.

2.                                      Please update your financial statements to include the year ended December 31, 2012, as required by Rule 3-12 of Regulation S-X.

RESPONSE:  The Company respectfully advises the Staff that the Registration Statement has been revised to include the financial statements for the year ended December 31, 2012.

Prospectus Summary
Overview, page 1

3.                                      Please state here that Epanova is your sole product candidate and that you have funded your operations to date through private placements of common stock, issuance of convertible preferred stock and short-term loans and government grants.

RESPONSE:  The Company has revised the disclosure on pages 1 and 2 in response to the Staff’s comment.

4.                                      In this summary, please define triglycerides and state the possible adverse health effects of high triglycerides and severe hypertriglyceridemia, similar to your disclosure on pages 59-60.

RESPONSE:  The Company has revised the disclosure on page 1 in response to the Staff’s comment.

Selected Risk Factors, page 3

5.                                      Please include in this list a statement conveying that your independent registered public accounting firm has issued a going concern opinion, which could limit your ability to raise additional funds through the issuance of new debt or equity securities.

RESPONSE:  The Company has revised the disclosure on page 3 in response to the Staff’s comment.

6.                                      Please include in this list a statement that you have not yet formed a sales or marketing organization to commercialize Epanova and that a failure to do so successfully will hamper your efforts to become profitable.

RESPONSE:  The Company has revised the disclosure on page 3 in response to the Staff’s comment.

7.                                      Please state here, and wherever else applicable, your accumulated deficit as of the year ended December 31, 2012.  Also, you state here that your accumulated deficit as of September 30, 2012 is $54.7 million.  In a risk factor on pages 22-23 and in your Capitalization table on page 38, you cite a figure of approximately $60.4 million.  Please review your disclosure to reconcile this discrepancy.

RESPONSE:  The Company has revised the disclosure on pages 3, 24, 40 and 45 in response to the Staff’s comment.

Risk Factors
“We are, and will be completely dependent on third parties to manufacture Epanova, and our commercialization of Epanova could be halted, delayed or made less profitable if those third parties fail to obtain manufacturing approval from the FDA . . .,” page 18

8.                                      Please include here and in your discussion on page 62 the material terms of your agreements with Ocean Nutrition Canada Limited and BioVectra Inc., including the duration and termination provisions.

RESPONSE:  The Company has revised the disclosure on pages 19 and 73 in response to the Staff’s comment.

“If we fail to obtain the capital necessary to fund our operations, we may be unable to commercialize Epanova in the United States . . .,” page 23

9.                                      Please include in this risk factor the amount of your cash and cash equivalents as of December 31, 2012.

RESPONSE:  The Company has revised the disclosure on page 25 in response to the Staff’s comment.

“If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy,” page 27

10.                               Please include in this risk factor the names and titles of the key personnel whose departure might, in your opinion, create a material adverse effect.

RESPONSE:  The Company has revised the disclosure on page 29 in response to the Staff’s comment.

“We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance initiatives,” page 29

11.                               Please include in this risk factor an estimate of the expenses you will incur in completing this public offering and of your annual compliance costs thereafter.

RESPONSE:  The Company has revised the disclosure on page 30 in response to the Staff’s comment.

Use of Proceeds, page 37

12.                               Please expand the discussion to indicate the approximate amount of the proceeds you currently intend to allocate for marketing approval and commercial launch preparation, respectively, and describe the principal component expenditures within each such allocation.

RESPONSE:  The Company has revised the disclosure on page 38 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

13.                               Please disclose the following information for each of your major research and development projects:

•                                          The nature, timing and estimated costs of the efforts necessary to complete the project;

•                                          The risks and uncertainties associated with completing development on schedule;

•                                          The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•                                          If it can be reliably determined, disclose the date of future milestones such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency.

RESPONSE:  The Company has revised the disclosure on page 46 in response to the Staff’s comment.

Application of Critical Accounting Policies
Accrued Research and Development Expenses, page 46

14.                               You disclose that you do not expect your estimates to be materially different from the amounts actually incurred.  Please revise to disclose how accurate the estimate has been in the past, including any material changes in estimates in the periods presented.  Please refer to Section 501.14 of the Financial Reporting Codification added by FR-72.

RESPONSE:  The Company has revised the disclosure on page 49 in response to the Staff’s comment.

Stock-Based Compensation, page 47

15.                               Please expand your disclosure to address the following:

•                                          Discuss the significant factors, assumptions, and the specific methodologies used to determine enterprise fair value at each date;

•                                          Disclose how you determined a discount for lack of marketability of 10% was appropriate at each date in valuing your common stock;

•                                          Describe the factors contributing to significant change in the fair value of the underlying stock during 2012;

•                                          Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price;

•                                          Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in the registration statement;

•                                          Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

RESPONSE:  The Company has revised the disclosure on pages 53 and 54 in response to the Staff’s comment.  The Company respectfully advises the Staff that it will add disclosure in subsequent amendments to the Registration Statement regarding the significant factors contributing to the difference between each valuation and the estimated IPO price and the intrinsic value of options based on the estimated IPO price.  The Company further advises the Staff that it will continue to update the disclosure in the Registration Statement for all equity related transactions through the effectiveness date of the Registration Statement.

16.                               Please note that we are deferring the evaluation of stock-based compensation until your estimated offering price is disclosed.

RESPONSE:  The Company acknowledges that the Staff is deferring the evaluation of stock-based compensation until the estimated offering price is disclosed.

Contractual Obligations and Commitments, page 55

17.                               Regarding future milestone payments, please disclose the amount and timing of milestone commitments that are reasonably likely to be paid.  Please refer to Section 501.13 of the Financial Reporting Codification added by FR-72.

RESPONSE:  The Company has revised the disclosure on page 58 in response to the Staff’s comment.

Business
Epanova, page 62

18.                               In this discussion, please state expressly whether the research you have performed and the discoveries you have made into omega-3 free fatty acids, particularly the combination of EPA and DHA, provides conclusive evidence that Epanova can significantly reduce triglycerides and improve other lipid parameters.  If controversy remains in the scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of commercializing Epanova.  To the extent appropriate, any such controversy should also be addressed in your prospectus summary and in an independent risk factor.

RESPONSE:  The Company has revised the disclosure on page 63 in response to the Staff’s comment.

Our Clinical Experience, page 65

19.                               Here, and in your risk factor on pages 21-22, please name the contract research organization you retained to perform the ECLIPSE, ESPRIT and EVOLVE clinical trials.  If you have an agreement, conditional or not, with this CRO to perform any future clinical trials, please disclose this, describe its material terms here and file it as an exhibit to your registration statement.  If you believe any such agreement to be not material, please provide us with the basis for this belief.

RESPONSE:  The Company has revised the disclosure on page 68 to include the names of the CROs that conducted the clinical trials.  The Company respectfully advises the Staff that it does not believe that the names of the CROs that conducted past studies are relevant to the risk factor on pages 22-23, as this risk factor relates to CROs that may be engaged to conduct future clinical trials, rather than CROs that conducted historical clinical trials.  Additionally, the Company respectfully advises the Staff that it does not have any agreements, conditional or not, with any CRO to perform any future clinical trials.

Shares Eligible for Future Sale
Lock-Up Agreements, page 108

20.                               Please file a form of the lock-up agreement as an exhibit.

RESPONSE:  The Company notes that the form of lock-up agreement signed by the Company’s directors, officers and stockholders, as referenced on page 113, will be filed with the form of underwriting agreement.

Financial Statements
Notes to the financial Statements
Note 10. Capital Structure - Common Stock, page F-18

21.                               Please expand your disclosures to describe the terms of unvested common stock, and the impact, if any, the initial public offering will have on the vesting provisions.  Clarify if these unvested shares relate to the founders’ shares disclosed in Note 12 that include the modified provision of continued service to the Company in order to vest.

RESPONSE:  The Company has revised the disclosure on page F-17 in response to the Staff’s comment.  The Company respectfully advises the Staff that the initial public offering will have no impact on the vesting provisions of the founders’ shares.

Note 11.  Capital Structure - Convertible Preferred Stock, page F-18

22.                               Please disclose the number of Series B Preferred stock shares issued with the conversion of your Bridge Note, and the related accrued interest and warrants.

RESPONSE:  The Company has revised the disclosure on page F-18 in response to the Staff’s comment.

Note 12.  Stock Compensation, page F-20

23.                               You state that you used a peer group of similar companies to determine expected volatility that include Adloor [sic] Corp and VIA Pharmaceuticals.  Adolor was acquired in 2011 and VIA Pharmaceuticals is no longer a reporting company.  Please explain to us why you included these two companies in your peer group to determine expected volatility.

RESPONSE:  The Company respectfully advises the Staff that Adolor Corp. was used as one of the benchmark volatility rates for the August 2011 valuation of the Company’s common stock, but was not used for the July 2012 valuation following the acquisition of Adolor in December 2011.  The Company further advises the Staff that although VIA Pharmaceuticals had filed its Form 15-12G in March 2011, its common stock was still trading at the time of the Company’s common stock valuations.  The Company included each of Adolor and VIA Pharmaceuticals as members of its peer group at the applicable valuation dates due to the industry, size and stage of development of such companies. The Company further notes that, to avoid confusion, it has removed the names of the companies included in the peer group from the financial statements included in the Registration Statement.

The Company respectfully advises the Staff that subsequent to the date of the Draft Registration Statement and prior to the date hereof, the Company issued convertible promissory notes and warrants that each automatically convert into common shares at the closing of an initial public offering, based upon the initial public offering price.  Accordingly, the Company has excluded from certain calculations in the Registration Statement the number of shares of common stock that will result from such conversion.  The Company will revise the disclosure in the Registration Statement to include such shares when it has determined a price range for the sale of common stock in the offering.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1346.

Sincerely,

/s/ Edward A. King

Edward A. King

Enclosures

cc:                                Gerald L. Wisler, President and Chief Executive Officer, Omthera Pharmaceuticals, Inc.
Christian S. Schade, Chief Financial Officer, Omthera Pharmaceuticals, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Gregory P. Rodgers, Esq., Latham & Watkins LLP